Exhibit 4.1.5
Idleaire Technologies Corporation
January 18, 2002
Tom Badgett
Chief Operating Officer
IdleAire Technologies Corporation
900 South Gay Street, Suite 300
Knoxville, TN 37902
Gentlemen:
This Agreement confirms our understanding of the engagement of CIBC World Markets Corp. (“CIBC WM”) by Idleaire Technologies Corporation, a Delaware corporation (the “Company”) to act as exclusive financial advisor to the Company in connection with a possible Transaction (as hereinafter defined). In the context of this Agreement, “Transaction” is defined as and understood to include a private placement of up to $40 million of one or more classes or series of securities of the Company. Such securities may take the form of subordinated debt, preferred stock, and/or other equity-like securities convertible into or exchangeable for or accompanied by warrants or other rights exercisable for or giving the holder thereof the right to purchase common or preferred stock, in each case as agreed to by the Company (collectively, the “Securities”). During the Term of this Agreement, CIBC WM shall, in all instances, retain the right to act as sole manager or sole placement agent for the Transaction, subject to the approval of CIBC WM’s Commitment and Due Diligence Committees.
Services. During the term of this Agreement, CIBC WM will provide you with financial advice and assistance in connection with a Transaction which will include (i) assisting in preparing a private placement memorandum (the “Offering Document”); (ii) assisting in structuring the Transaction and the terms of the Securities; (iii) reviewing with the Company a list of potential investors; (iv) preparing other communications to be used in placing the Securities, whether in the form of letter, circular, notice or otherwise; (v) assisting the Company in obtaining necessary approvals and consents from existing investors and creditors; (vi) assisting the Company in marketing the Securities; (vii) assisting and advise the Company with respect to the negotiation of the sale of the Securities to the investors; (viii) arranging a “Road Show”, and choose investors acceptable to the Company. In order to coordinate the efforts in connection with a Transaction, the Company and CIBC WM promptly will inform and consult with each other with respect to inquiries received from third parties in connection with a Transaction.
Due Diligence. It is understood that CIBC WM’s involvement in the Financing is subject to the satisfactory completion of its due diligence process, the approval of CIBC WM’s internal Commitment and Due Diligence Committees and is strictly on a best efforts basis which shall not be unreasonably delayed by CIBC WM.
It is understood that CIBC WM’s ability to proceed with the private placement is conditioned upon the absence of: (i) any material adverse change in the business condition of the Company, (ii) any material adverse change in the financial or capital markets, (iii) any legal, regulatory, financial or other restrictions or legal proceedings which may impact the Company’s ability to consummate the private placement and (iv) the satisfactory completion of due diligence by CIBC WM as explained more fully herein. CIBC WM shall have the right, in its sole discretion, not to proceed with the private placement if any of the above-listed conditions are not met.
Compensation. In connection with this Agreement, the Company agrees to pay CIBC WM (i) an expense deposit of $50,000, payable in cash upon execution of this Agreement, which will be credited against any Expenses (as defined below) paid by the Company to CIBC WM; any unused portion of this Expense Deposit will be refundable upon termination of this Agreement, and (ii) a transaction fee (the “Transaction Fee”) equal to the greater of (a) 7.0% of the gross proceeds raised from the sale of such Securities by the Company, or (b) $1,500,000 payable upon closing of the Transaction. If the Company closes on a bridge facility to an investor group within 21 days of the date of this Agreement, that bridge facility shall be subject to the terms of this Agreement but the fee payable to CIBC pursuant to this agreement shall equal 3.5% of the gross proceeds raised from said bridge facility which fee shall also be payable only upon Closing of the Transaction. If at any time CIBC is entitled to receive any Transaction Fee under this paragraph, the Company agrees to issue to CIBC WM warrants (exercisable at will, with a maximum exercise

Idleaire Technologies Corporation
period of 7 years) to purchase 2.5% of the fully diluted common equity of the Company at an exercise price per share equal to the fair market value of one share of common stock on the issuance date of the warrants determined by dividing the valuation of the Company immediately following the close of the Transaction by a denominator equal to the number of fully diluted common shares outstanding on such date.
Furthermore, the Company will pay CIBC WM the applicable Transaction Fee in respect of a private placement if, within twelve (12) months from the termination of this Agreement (other than a termination of this Agreement occurring upon consummation of a Transaction resulting in the payment of a Transaction Fee to CIBC WM) the Company consummates a sale of the Securities to one or more parties to whom CIBC WM sent an Offering Document..
CIBC WM also shall have the right of first offer with respect to any other transaction involving the Company, which arises during the period ending on the day that is twenty four (24) calendar months from the date of this Agreement, to act as (i) underwriter, initial purchaser or placement agent (the “Placement Agent”), as applicable, on the terms and conditions set forth herein, in connection with any debt financing, whether in the form of a loan or securities (“Debt Financing”), (ii) underwriter for any public offering of equity securities (“Equity Financing” and together with the Debt Financing, the “Financings”) and (iii) advisor with respect to any other transaction requiring the services of an investment banker or financial advisor, including any disposition of assets or change of control of the Company (together with the Financings, “Alternate Transaction”). In the case of an Alternate Transaction, both parties shall enter into an additional agreement which will set forth the nature and scope of the services, appropriate compensation and other customary matters.
Furthermore, in the event that CIBC WM furnishes the Company with one or more term sheets for at least $20,000,000 in aggregate funding from Solicited Investors to participate in a Transaction upon terms, conditions and valuation reasonably acceptable to CIBC WM, acting in good faith, and the Company determines (for whatever reason) not to consummate such Transaction, the Company will pay to CIBC WM a break fee (the “Break Fee”) in an amount equal to $500,000; provided, that should the term sheets be revoked by the Solicited Investors prior to either due diligence or substantive negotiations with the Company, then the Break Fee shall not be owed by the Company to CIBC WM.
The Company also agrees to periodically reimburse CIBC WM promptly when invoiced for all of its reasonable out-of-pocket expenses (including reasonable fees and expenses of its legal counsel, collectively “Expenses”) in connection with the performance of its services hereunder, regardless of whether a Transaction occurs. Upon termination or expiration of this Agreement or completion of a Transaction, the Company agrees to pay promptly in cash any unreimbursed expenses that have accrued as of such date. To the extent officers of CIBC WM assist in, or provide testimony in trial or deposition for any action, suit or proceeding relating to a Transaction, or this Agreement or our engagement hereunder, the Company will pay CIBC WM a per diem charge for the services of such officers in an amount to be mutually agreed upon by the Company and CIBC WM prior to such assistance.
Term. The term of this Agreement will automatically terminate (i) upon the date which is twenty four (24) months from the date of this letter or (ii) upon the consummation of a Transaction unless extended in writing by the Company. Notwithstanding anything herein to the contrary, CIBC WM may terminate this Agreement and its engagement hereunder by giving the other party at least thirty (30) days prior written notice to that effect and the Company may terminate this Agreement by giving CIBC WM at least thirty (30) days prior written notice to that effect at any time after the date which is twelve (12) months from the date of this Agreement. Notwithstanding the term of this Agreement, the parties shall use their best efforts to expedite the sale of the Securities. The Company agrees that the provisions relating to the payment of fees, reimbursement of expenses, right of first offer, indemnification and contribution, confidentiality and waiver of the right to trial by jury will survive any such termination.
Exclusivity. Pending the completion of the Transaction contemplated herein, the Company agrees that it will not negotiate with any other underwriter or other financial adviser relating to a possible Transaction. The Company represents and warrants that, except as disclosed to CIBC WM, its subsidiaries are wholly owned by it and that it has not granted any other person any right to underwrite or register shares thereof or agreed to pay any finders or financial services fees in connection with the transactions contemplated herein.

Idleaire Technologies Corporation
Indemnification. As CIBC WM will be acting on your behalf, the Company agrees to indemnify CIBC WM and certain related parties in the manner set forth in Annex A which is attached and incorporated by reference in its entirety to this Agreement.
Use of Information. The Company will furnish (or will use reasonable efforts to cause other potential parties to the Transaction to furnish) to CIBC WM such information as CIBC WM believes appropriate to its assignment (the “Information”). The Company hereby agrees and represents that all Information relating to the Company furnished to CIBC WM will be accurate and complete in all material respects at the time provided, and that, if the Company is aware of any Information becoming materially inaccurate, incomplete or misleading during the term of this Agreement or CIBC WM’s engagement hereunder, the Company will promptly advise CIBC WM. The Company recognizes and confirms that CIBC WM assumes no responsibility for the accuracy and completeness of the Information and will be using and relying upon the Information (and information available from generally recognized public sources) without assuming responsibility for independent verification or independent evaluation of any of the assets or liabilities of the Company. Inasmuch as it will be necessary to prepare and disseminate an Offering Document, the Company will prepare the Offering Document with the assistance of its counsel and CIBC WM, and will provide CIBC WM a copy of such Offering Document. The Company will represent to CIBC WM in writing that the Offering Document is accurate in all material respects and does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein in light of the circumstances under which they are made, not misleading. The Company acknowledges that in performing its services, CIBC WM is acting as an independent contractor with duties owing solely to the Company. The Company further acknowledges that any service, information or advice provided by CIBC WM to the Company in connection with this Agreement is for the confidential use of the Board and senior management of the Company and may not be disclosed or referred to publicly or to any third party, without our prior written consent, which consent will not be unreasonably withheld. Notwithstanding anything to the contrary contained herein, CIBC WM acknowledges and agrees that the Offering Document shall be the exclusive property of the Company and that CIBC WM shall have no rights thereto. In connection with this Agreement, it is contemplated that the Company may supply to CIBC WM certain non-public or proprietary information concerning the Company (“Confidential Information”). CIBC WM shall disclose Confidential Information solely for the purposes of rendering services pursuant to and in accordance with this Agreement; provided, however, that the foregoing shall not apply to any information which becomes publicly available other than as a result of the breach of CIBC WM’s undertakings hereunder, or that which CIBC WM is required to disclose by judicial or administrative process in connection with any action, suit, proceeding or claim.
Miscellaneous. This Agreement will be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law. The Company irrevocably submits to the jurisdiction of any court of the State of New York for the purpose of any suit, action or other proceeding arising out of this Agreement or our engagement hereunder.
Each of the Company and CIBC WM hereby waives any right it may have to a trial by jury in respect of any claim brought by or on behalf of either party based upon, arising out of or in connection with this Agreement, our engagement hereunder or the transactions contemplated hereby. The Company represents and warrants to CIBC WM that there are no brokers, representatives or other persons which have an interest in compensation due to CIBC WM from any Transaction or our services contemplated herein. CIBC WM may, at its own expense and with the Company’s consent (which shall not be unreasonably withheld), place announcements or advertisements in financial newspapers and journals describing our services hereunder.
This Agreement may not be amended or modified except in writing signed by the Company and CIBC WM and may be executed in two or more counterparts, each of will be deemed to be an original, but all of which will constitute one and the same Agreement. All rights, liabilities and obligations hereunder will be binding upon and inure to the benefit of the Company, CIBC WM, each Indemnified Party (as defined in Annex A) and their respective successors and assigns.

Idleaire Technologies Corporation
Please sign and return the original and one copy of this letter to indicate your acceptance of the terms set forth herein whereupon this letter and your acceptance shall constitute a binding agreement between the Company and CIBC.

Very truly yours,

CIBC WORLD MARKETS CORP.

By:	/s/ Bruce Spohler

Bruce Spohler
Managing Director
Agreed to and accepted as
of 18 January 2002.

IDLEAIRE TECHNOLOGIES CORPORATION

By:	/s/ Tom Badgett

Tom Badgett
COO